PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-139 April 9, 2007

WESTERN BUSHVELD JOINT VENTURE EXPANDS

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (the “Company” or “PTM”) (PTM-TSX; PTMQF-OTCBB) announces that the scope of the Western Bushveld Joint Venture (the “WBJV”) has been expanded with the formal contribution to the WBJV of a 50% interest in the mineral rights to the adjacent 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum Limited.

The other 50% interest in the mineral rights to Portion 11 is held by Wesizwe Platinum Limited (“Wesizwe”) (WEZ-JSE). Wesizwe has published an independently prepared estimate of mineral resources and a pre-feasibility study that include reference to Portion 11. However, the technical disclosure by Wesizwe has not been reviewed or confirmed in detail by PTM or PTM’s Qualified Persons. PTM will provide more technical information regarding Portion 11 when PTM’s Qualified Persons have completed a review of the technical information related to Portion 11.

The WBJV and Wesizwe also share a total estimated 3.0 million ounce inferred resource on a 50/50 basis on the 293 ha property known as RE 4 of the Farm Frischgewaagd 96 JQ adjacent to Portion 11 (18.49 Mt grading 5.05 g/t 4E, platinum, palladium, rhodium and gold) as announced by the Company on February 7, 2007 (Technical Report available on www.sedar.com dated March 20, 2007.

Portion 11 will form part of the Project 2 area of the WBJV and this area creates a contiguous shared mineral rights package containing published resources. This expanded Project 2 area is adjacent to the WBJV “Project 1” area.

Link to Maps: http://www.platinumgroupmetals.net/WBJV_Portion_11.pdf and http://www.platinumgroupmetals.net/WBJV_Portion_11_regional.pdf

R. Michael Jones, CEO of Platinum Group Metals Ltd. said, “We look forward to working with Wesizwe on the drilling and pre-feasibility engineering already underway on the shared mineral rights in the expanded Project 2 area. We also hope to expand the co-operative effort between all of the stakeholders in the region including Wesizwe and Africa Wide, companies founded on Black Economic Empowerment principals, Anglo Platinum and PTM.”

Platinum Group Metals Ltd. holds a 37% interest in the WBJV and is the project Operator. Anglo Platinum Limited (AMS-JSE) holds a 37% interest and Africa Wide Mineral and Prospecting Pty Ltd. holds a 26% interest, in compliance with the 10 year objective of the South African Mining Charter. Anglo Platinum’s 50% interest in Portion 11 relates to Old Order mineral rights that are in the conversion process to New Order rights. All of the parties to the shared mineral rights on Portion 11 and RE 4 are working toward a detailed co-operation agreement. Current drilling, being conducted under initial co-operation agreements, is expected to continue.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at:  http://sec.gov/edgar.shtml.  Resources do not have demonstrated economic viability.

This press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Portion 11 was contributed to the WBJV as originally planned under the existing terms of the October 2004 WBJV agreement. Exploration work to date has confirmed that Portion 11 is a logical addition to the WBJV Project 2 area. These terms include a credit to the capital account of each of the partners for the ounces contributed from their own mineral rights. The original credit rates were at US$0.50 per Inferred ounce, $3.20 per Indicated ounce and $6.20 per Measured ounce 4E. These rates continue to apply to all of the areas originally contributed by PTM and Anglo Platinum. For the contribution of Portion 11 the credit rates have been amended to US$0.62 per Inferred ounce, $10.37 per Indicated ounce and $39.55 per Measured ounce (4E) contributed by Anglo Platinum to adjust for current market conditions.

Ahead

The co-operative efforts seen in the development of the Western Limb of the Bushveld represents an excellent example of the positive developments that are taking place under the new Minerals and Petroleum and Development Act. “It is very exciting for all involved to see the vision of the new Act coming into reality for the benefit of all South Africa”, said Mlibo Mgudlwa CEO of Africa Wide. He also said “there is still a great deal of work to do to ensure that the project has the maximum benefit to all the stakeholders including the communities in the area”.

Qualified Persons

R. Michael Jones, P.Eng, a director and officer of the Company and non-independent Qualified Person, has acted as the Qualified Person (“QP”), as defined in National Instrument 43-101, for the technical disclosure in this news release. Mr. Charles J. Muller, registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04) has acted as the QP in connection with the resource assessment report previously announced on February 7, 2007. Mr. Muller is an independent consultant with 18 years experience as a geologist and resource evaluator.

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

PTM is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada. For further details on the Company, readers are referred to the Company’s web site (www.platinumgroupmetals.net), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.  There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.